K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

July 26, 2017

VIA EDGAR

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	KraneShares Trust (the “Trust”)

File Nos. 333-180870 and 811-22698

Responses to Comments on Preliminary Proxy Statement on Schedule 14A

Dear Mr. O’Connor:

The following are responses to the comments that we received from you on July 20, 2017 regarding the Trust’s preliminary proxy statement on Schedule 14A (“Proxy Statement”), that was filed with the Securities and Exchange Commission (“SEC”) on July 11, 2017. Your comments and the Trust’s responses are set forth below. All capitalized terms not defined herein have the same meaning as in the Proxy Statement. This correspondence has been reviewed by the officers of the Trust who have authorized the following responses and representations.

1.	Please disclose the domicile and ownership structure of CICC.

The Registrant has made the requested change.

2.	Please disclose that the New Advisory Agreement and New Sub-Advisory Agreements state explicitly that Fund shareholders are not third-party beneficiaries of the agreements in order to eliminate a possible shareholder right of action against the Funds under state law. See Northstar v. Schwab Investments, 135 F.Supp.3d 1059 (2015).

The provisions cited by the SEC staff (“Staff”) have been removed from the New Advisory Agreement and New Sub-Advisory Agreements and the discussions of them removed from the Proxy Statement.

Mr. James E. O’Connor

July 26, 2017

3.	Please consider adding an additional Question and Answer regarding the background of the Acquirer and the fact that the Acquirer is a foreign national.

The Registrant has revised the disclosure to provide a description of the Acquirer’s business and background and to state that the Acquirer is a U.S.-domiciled entity and wholly-owned subsidiary of China International Capital Corporation (Hong Kong) Limited, which is domiciled in Hong Kong. The revised disclosure also states that China International Capital Corporation (Hong Kong) Limited is a wholly-owned subsidiary of China International Capital Corporation Limited, which is domiciled in mainland China.

4.	Please confirm to the Staff that there would be no change in the Funds’ Annual Fund Operating Expenses tables included in the Trust’s registration statement on Form N-1A after the proposed change in investment advisers.

No change in the Funds’ investment adviser or sub-advisers is proposed. Any change to a Fund’s Annual Fund Operate Expenses table resulting from the New Advisory Agreement is described in the disclosure previously (or newly) included in the Proxy Statement pursuant to Item 22(c)(9) of Form 14A. See Response 8 below.

5.	On page 5 of the Proxy Statement, revise the language which states that “[a]bstentions will not have an effect on Proposal 1, which requires a plurality of the votes cast” to state “[a]bstentions and broker non-votes will not have an effect on Proposal 1, which requires a plurality of the votes cast.”

The Registrant has made the requested change.

6.	State whether the Board has adopted a formal diversity policy. See Section 407(c)(2)(vi) of Reg S-K, which is incorporated by reference in Item 22(b)(15)(ii)(A) of Schedule 14A.

The Registrant has made the requested change.

7.	The Staff notes that the term “CICC” is defined on page 12 of the Proxy Statement, but is not used again thereafter.

Pursuant to the revisions made to the disclosure in response to the Staff’s first comment, the term “CICC” is now used again in the Proxy Statement.

8.	The Registrant should provide the information required by Item 22(c)(9) of Schedule 14A given that the compensation to be paid to Krane under the New Advisory Agreement may represent an increase to the compensation it receives under the Current Advisory Agreement.

The Registrant has made the requested change.

Mr. James E. O’Connor

July 26, 2017

9.	Supplementally, explain how the Interim Advisory Agreement satisfies the requirements of Rule 15a-4(b)(2) under the Investment Company Act of 1940, as amended (“1940 Act”), given that it appears that the compensation to be paid to Krane under the Interim Advisory Agreement appears to be higher than the compensation paid under the Current Advisory Agreement.

Under the Interim Advisory Agreement, Krane will not have the opportunity to share in any securities lending revenue generated by a Fund’s securities lending activities. Any compensation paid to Krane under the Interim Advisory Agreement will be identical to the compensation paid to Krane under the Current Advisory Agreement, except that such fees will be escrowed in accordance with the requirements of Rule 15a-4.

10.	In page 16 of the Proxy Statement, state that if shareholders do not approve the New Advisory Agreement within 150 days of the Closing, Krane will be paid, out of the escrow account, the lesser of: (1) any costs incurred in performing under the Interim Advisory Agreement (plus interest earned on that amount while in escrow); or (2) the total amount in the escrow account (plus interest earned).

The Registrant has made the requested change.

11.	With respect to the disclosure included on pages 17-18 and 24-25 of the Proxy Statement regarding the Board’s considerations in approving the New Advisory Agreement and New Sub-Advisory Agreements, respectively, the Staff notes that conclusory statements or a list of factors that were considered, noted, or observed by the Board are not sufficient disclosure with respect to the approval of the Agreements. Specifically, it is not sufficient to state that the Board considered, noted, or made an observation about factors or issues that were material to its determination to approve the Agreements -- without stating what the Board concluded about that specific issue or factor and how that conclusion affected the Board’s determination to recommend approval of the Agreements. In addition, all factors and issues considered by the Board that were material to its determination to approve the Agreements must be disclosed and discussed in this section. See Instructions to Item 22(c)(11) of Schedule 14A.

The Registrant believes Exhibit J to the Proxy Statement, which is referenced on pages 18 and 25 of the Proxy Statement, satisfies the requirements set forth in Item 22(c)(11) of Schedule 14A and the instructions thereto.

Mr. James E. O’Connor

July 26, 2017

12.	Page 26 of the Proxy Statement states that the Audit Committee and the Board, upon the recommendation of Krane, recently dismissed PricewaterhouseCoopers LLP (“PwC”) as the Funds’ independent registered public accounting firm and appointed KPMG LLP (“KPMG”). The instructions to Form 8-K list the events that trigger a mandatory Form 8-K filing (e.g., acquisitions, disposition, or material impairment of assets, change of accountants). There appears to be no filing for this change, however.

The Registrant filed a supplement to its registration statement on Form N-1A in connection with the change of accountant on February 21, 2017. In addition, the Trust’s annual report on Form N-SAR for the period ended March 31, 2017 includes further details regarding the change, including the disclosure required by Item 304 of Regulation S-K. The Registrant believes that substantially all exchange-traded funds that are registered as investment companies under the 1940 Act have disclosed any changes to their accountants in a similar manner and not on Form 8-K. Indeed, it is the Registrant’s understanding that, pursuant to Rules 13a-11 and 15d-11 under the Securities Exchange Act of 1934, as amended (“Exchange Act”), the Trust is not required to disclose changes to its accountant on Form 8-K because the Trust is an investment company required to file reports pursuant to Rule 30b1-1 under the Exchange Act, which Rules 13a-11 and 15d-11 largely exempt from the reporting requirements set forth in Rules 13a-11 and 15d-11.

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If you have any questions regarding the matters discussed above, please call me directly at (202) 778-9475.

Sincerely,

/s/ Stacy L. Fuller

Stacy L. Fuller